EXHIBIT 12.1
SPECTRA ENERGY PARTNERS, LP
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Year Ended December 31,
	2014	2013	2012	2011	2010
	(in millions)
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations	$929	$649	$519	$500	$445
Fixed charges	253	389	414	415	418
Distributed income of equity investees	131	97	90	88	88
Deduct:
Interest capitalized	9	38	19	8	5
Total earnings (as defined for the Fixed Charges calculation)	$1,304	$1,097	$1,004	$995	$946
Fixed charges:
Interest on debt, including capitalized portions	$247	$383	$407	$408	$411
Estimate of interest within rental expense	6	6	7	7	7
Total fixed charges	$253	$389	$414	$415	$418
Ratio of earnings to fixed charges	5.2	2.8	2.4	2.4	2.3